



The People VS Wall Street.

We are a User-Owned Social Trading Platform dedicated to giving financial power to the people through community, education, and ownership.

Join Waitlist and Receive 5 Free Shares of Stonks Trading

A Social Community for Every Investor

No Hedge Funds. No Investment Banks

Anthony Hughes · 2nd

CEO & Chief Tendies Officer at Stonks Trading Inc.

Clive, Iowa, United States · 500+ connections · **Contact info**

 **Stonks Trading Inc.**

 **Liberty University**

Experience



CEO & Chief Tendies Officer
Stonks Trading Inc. · Full-time
Jan 2021 – Present · 4 mos
Des Moines, Iowa, United States

The People vs Wall Street

We are a User-Owned Social Trading Platform dedicated to giving financial power to the people through community, education, and ownership.

Join in as we grow a fully democratized social investing ecosystem built and owned by the commoners of the world.



Angel/Seed Investor, Startup Advisor
Multiple Companies
Jun 2019 – Present · 1 yr 11 mos
Portland, Oregon Area

Current Investments:
Nanno (https://www.nanno.com)
Jumpstart (https://www.jumpstartrecovery.com)
WeLivv (http://www.welivv.com)   ...see more



CEO

Speckly

Jan 2019 – Dec 2020 · 2 yrs

Portland, Oregon Area

Scale your sales on LinkedIn

Win deals and build trust with prospects on LinkedIn through thought leadership, prospecting, and engagement. 100% done for you with predictable leads sent strai ...see more



Advisor

BetterManager

Sep 2017 – Jan 2020 · 2 yrs 5 mos

Portland, Oregon Area

BetterManager's mission is to help managers make a positive difference in the lives of the people they work with and their organizations.

50% of employees have quit a job because of a bad boss. 70% of U.S. workers are ...see more



Founder

BetterGrowth

Oct 2018 – Oct 2019 · 1 yr 1 mo

Portland, Oregon Area

BetterGrowth is a growth agency with a specialization in helping companies accelerate growth through improved marketing, sales, and customer success strategies. We help B2B companies through our six core offerings: demand generation, outbound sales development, deal closing, sales coaching, customer support, and customer success. Our work I ...see more

Show 3 more experiences ∨

Education



Liberty University

Bachelor of Science (B.S.), Religion/Religious Studies

2008 – 2012

NCAA D-1 Wrestler

Kelso High School

Diploma

2007 – 2008

- 2X State Placer (Wrestling)
- 8X National Team Member (Freestyle & Greco Wrestling)
- 2X Team Captain: Wrestling

Eastlake High School
2005 – 2007



